Exhibit 99.1

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW. THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY SECURITIES IN ANY JURISDICTION, INCLUDING THE UNITED STATES, CANADA, AUSTRALIA, JAPAN AND THE REPUBLIC OF SOUTH AFRICA. NEITHER THIS ANNOUNCEMENT NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 2014/596/EU (WHICH FORMS PART OF DOMESTIC UK LAW PURSUANT TO THE EUROPEAN UNION (WITHDRAWAL) ACT 2018), AS AMENDED. IN ADDITION, MARKET SOUNDINGS WERE TAKEN IN RESPECT OF THE MATTERS CONTAINED IN THIS ANNOUNCEMENT, WITH THE RESULT THAT CERTAIN PERSONS BECAME AWARE OF SUCH INSIDE INFORMATION. UPON THE PUBLICATION OF THIS ANNOUNCEMENT, THIS INSIDE INFORMATION IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN AND SUCH PERSONS SHALL THEREFORE CEASE TO BE IN POSSESSION OF INSIDE INFORMATION.

13 December 2022

Midatech Pharma PLC

(“Midatech” or the “Company”)

Proposed Acquisition of Bioasis Technologies Inc.

Equity Raise of US$10.0 million

Change of Name to Biodexa Pharmaceuticals PLC

Company to Remain Listed on NASDAQ; Proposed Cancellation of Admission to Trading on AIM

and General Meeting

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on improving the bio-delivery and biodistribution of medicines, is pleased to announce that the Company has conditionally agreed to acquire the entire issued and to be issued share capital of Bioasis Technologies Inc. (“Bioasis”) for consideration of, in aggregate, approximately C$7.4 million (c.£4.4 million) (the “Acquisition”) (together, the “Enlarged Group”). The Acquisition consideration will be satisfied by the issue of 75,884,553 new ordinary shares of 0.1 pence each in the capital of the Company (“Ordinary Shares”), at an exchange ratio of 0.9556 Ordinary Shares for every 1 Bioasis Share (the "Exchange Ratio").

Bioasis’ lead product is Epidermal Growth Factor, which is being developed for optic neuritis associated with multiple sclerosis (MS). Bioasis is also developing xB3 delivery technology for various rare and orphan neurodegenerative diseases and has entered into licensing and co-development agreements with potential payments, should various performance conditions and milestones be met, totalling in excess of US$200 million plus royalties on net sales with Chiesi Farmaceutici SpA, Prothena Corporation plc and Neuramedy Co. Ltd. Bioasis also has a research agreement with Janssen Pharmaceutica NV, a Johnson & Johnson subsidiary.

Highlights

•	Conditional agreement for Midatech to acquire Bioasis, a TSX-V traded biopharmaceutical company focused on research and development of products for the treatment of rare and orphan diseases of the nervous system.

•	Bioasis has partnerships with pharmaceutical companies with potential payments, should various performance conditions and milestones be met, totalling in excess of US$200 million and the Enlarged Group intends to focus on rare and orphan therapeutics with two clinical stage candidates initially focused on CNS diseases.

•	The Board believes that the Acquisition is a compelling strategic opportunity to advance the Company’s repurposed strategy and is expected to deliver a number of key benefits to Midatech and its shareholders, including:
o	transition from a drug delivery platform-based company to a therapeutics company;
o	a focus on rare and orphan diseases, conferring advantages such as:
▪	smaller, lower cost studies;
▪	higher in-market prices; and
▪	marketing exclusivity for seven years and 10 years in the US and Europe, respectively;
o	less reliance on R&D collaborations and licences with third parties;
o	improved news flow including clinical data; and
o	lower combined overheads.

•	Proposed change of name to Biodexa Pharmaceuticals PLC, reflecting the Enlarged Group’s rare disease therapeutics strategy.

•	Two-stage fundraising of US$10.0 million (c.£8.2 million) subject, inter alia, to Shareholder approval, in order to provide the Enlarged Group with additional working capital and to repay certain of Bioasis’ outstanding indebtedness.

•	Proposed a cancellation of its admission to trading on AIM and retain listing on NASDAQ

Midatech is also pleased to announce a two-stage fundraising of, in aggregate, US$10.0 million (c.£8.2 million) gross, comprising: (i) gross proceeds of approximately US$0.4 million (c.£0.3 million) raised pursuant to a Registered Direct Offering utilising the Company’s existing share capital authorities; and (ii) gross proceeds of approximately US$9.6 million (c.£7.9 million) pursuant to a Private Placement, subject, inter alia, to Shareholder approval, in order to provide the Enlarged Group with additional working capital and to repay certain of Bioasis’ outstanding indebtedness.

Commenting, Stephen Stamp, CEO of Midatech, said:

“We are very pleased to be announcing the proposed acquisition of Bioasis, together with an associated US$10 million equity fundraising and other proposals that the Midatech board believe presents a compelling strategic opportunity aimed at delivering significant benefits to Midatech and its shareholders.

“By combining the two groups to create Biodexa Pharmaceuticals, we have the opportunity to reposition the enlarged group as an emerging biotech company focused on the development of therapeutics for rare diseases, supported by Midatech and Bioasis’ enabling drug delivery platforms. We continue to believe there is substantial value to be unlocked from Midatech’s MTX110, particularly in our ongoing phase I clinical trial in GBM, and to leverage our Q-Sphera technology. In combination with Bioasis’ promising development pipeline we have the opportunity to create a much stronger group and transition from a drug delivery platform-based company to a therapeutics company.

“Whilst the proposals require a complex process and a number of structural changes that will take time to complete, we strongly believe they are in shareholder’s best interests and we look forward to making further announcements in due course.”

Proposed Acquisition of Bioasis

The Company has conditionally agreed to acquire the entire issued and to be issued share capital of Bioasis, a TSX-V traded biopharmaceutical company focused on research and development of products for the treatment of rare and orphan diseases of the nervous system, for an aggregate estimated consideration of approximately C$7.4 (c.£4.4 million), based on the Exchange Ratio. The Acquisition consideration will be satisfied by the issue of, in aggregate, 75,884,553 new Ordinary Shares, equating to 0.9556 Ordinary Shares being issued for every outstanding Bioasis Share. Based middle market closing price per Ordinary Share on AIM of 5.85 pence on 12 December 2022, being the last trading day prior to this date of this announcement, this represents a price of C$0.09 for every Bioasis Share. The Acquisition will be implemented by way of a statutory Plan of Arrangement in accordance with the laws of the Province of British Columbia, Canada.

Bioasis is a corporation existing under the laws of British Columbia and its shares are traded on the TSX-V under the stock symbol “BTI”. For its financial year ended 28 February 2022, Bioasis reported losses of C$2.96 million and had net liabilities of C$1.92 million.

The Acquisition is conditional, inter alia, upon the Arrangement being approved by the Court and the Bioasis Securityholders, the Private Placement and the approval by Existing Shareholders of the Resolutions at the Company’s General Meeting, including the cancellation of admission to trading of the Ordinary Shares on AIM, expected to be held in Q1 2023.

With effect from the AIM Cancellation, Sijmen de Vries will resign as a Director of the Company and Deborah Rathjen and Mario Saltarelli will be appointed as Directors of the Company.

Fundraising

Midatech is also pleased to announce a two-stage fundraise of approximately US$10.0 million (c.£8.2 million) gross proceeds, comprising of: (i) gross proceeds of approximately US$0.4 (c.£0.3 million) raised pursuant to the Registered Direct Offering in the United States utilising the Company’s existing share capital authorities, via the issuance of 9,849,325 new Ordinary Shares at a price of approximately 3.3 pence per Ordinary Share (equivalent to 393,973 new ADSs (the “Registered ADSs”) at a price of US$1.00 per ADS); and (ii) gross proceeds of approximately US$9.6 million (c.£7.9 million) pursuant to the Private Placement, via the issuance of 14,602,050 new Ordinary Shares (equivalent to 584,082 new ADSs, the “Unregistered ADSs”); 9,021,945 pre-funded warrants to purchase 9,021,945 ADSs; 10,000,000 A Warrants to purchase up to 10,000,000 ADSs; and 10,000,000 B Warrants to purchase up to 10,000,000 ADSs.

Under the terms of the Private Placement the Company will issue Units to the Placee, at the Placing Price, comprising: (i) one new ADS (equivalent to 25 new Ordinary Shares); and (ii) approximately 1.04 A Warrants and approximately 1.04 B Warrants; or, in lieu of an ADS, if the Placee so chooses, one Pre-Funded Warrant. The Placing Price is equal to US$1.00 per Unit and US$0.999 per Pre-Funded Warrant.

The Registered Direct Offering is expected to close on or around 15 December 2022, subject to customary closing conditions. The Private Placement is conditional upon, inter alia, completion of the Acquisition, Shareholders approving the Resolutions, as well as the Bioasis Shareholders approving the Acquisition Resolutions, and granting of the Final Order. The Registered Direct Offering and Private Placement is being effected with Armistice Capital (the “Placee”).

Midatech intends to use the net proceeds raised under the Registered Direct Offering and its existing cash resources to loan to Bioasis the sum of US$0.75 million (c.£0.61 million) to assist in the short term with Bioasis’ working capital requirements.

The net proceeds of the Private Placement will be approximately US$8.6 million (c.£7.0 million) which the Company intends to utilise to: (i) pay off a portion of the Lind Debt (as defined below); and (ii) support the Enlarged Group’s business plan.

The A Warrants and the B Warrants will become exercisable on the date that such warrants are issued and will each be exercisable at an exercise price of US$1.00 per ADS. The A Warrants will expire one year from the date that such warrants are issued and may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the Ordinary Shares (in the form of ADSs) to be issued in connection with the A Warrants. The B Warrants will expire six years from the date that such warrants are granted and may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the Ordinary Shares (in the form of ADSs) to be issued in connection with the B Warrants. The Pre-Funded Warrants will become exercisable on the date that the Pre-Funded Warrants are issued and will be exercisable at an exercise price of US$0.001 per ADS. Each Pre-Funded Warrant will be exercisable into 25 new Ordinary Shares (or one ADSs). The Pre-Funded Warrants shall remain exercisable until exercised in full and may be exercised on a cashless basis.

The Placee may not exercise the Placing Warrants and/or the Pre-Funded Warrants if the Placee, together with its affiliates or any person with whom it is acting in concert under the Takeover Code, would beneficially own more than 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. Furthermore, the Placee will be subject to certain restrictions pursuant to the Securities Purchase Agreement in relation to the number of Ordinary Shares (as represented by ADSs) meaning that the Placee, together with any affiliates or any person with whom it is acting in concert under the Takeover Code, cannot hold directly or indirectly in excess of 29.9% of the number of Ordinary Shares outstanding at any time.

Pursuant to the terms of the Securities Purchase Agreement, until the 18 month anniversary of Completion, upon any issuance by the Company or any of its subsidiaries of Ordinary Shares or Ordinary Share equivalents, for cash consideration, indebtedness, or a combination of units thereof (a “Subsequent Financing”), the Placee will have the right to participate in up to an amount of the Subsequent Financing equal to 25% of the Subsequent Financing on the same terms, conditions and price provided for in the Subsequent Financing, subject to certain exceptions.

Ladenburg Thalmann & Co. Inc. is acting as the exclusive placement agent for the Registered Direct Offering and the Private Placement.

The Registered ADSs described above (but not the Unregistered ADSs, Warrants or the ADSs underlying the Warrants) are being offered pursuant to a shelf registration statement (File No. 333-267932) which became effective on 26 October 2022. The Registered ADSs may be offered only by means of a prospectus supplement that forms a part of the effective registration statement. A prospectus supplement and the accompanying prospectus relating to the Registered Direct Offering will be filed with the SEC. Electronic copies of the prospectus supplement and the accompanying prospectus may be obtained, when available, from the SEC’s website at http://www.sec.gov or from Ladenburg Thalmann & Co. Inc., at Attn: Prospectus Department, 640 Fifth Avenue, 4th Floor, New York, NY 10019 or by e-mail at prospectus@ladenburg.com.

Pursuant to a registration rights agreement with the Placee, the Company has agreed to file one or more registration statements with the SEC covering the resale of the securities sold in the Private Placement.

Subject to, inter alia, shareholder approval, the Company will also issue 20,630,531 new Ordinary Shares to Lind in consideration of the repayment of certain of the Lind indebtedness pursuant to the Bioasis Convertible Security Agreement, and 27,863,856 new Ordinary Shares to Ladenburg in consideration for fees of US$2 million owed by Bioasis to Ladenburg pursuant to the Bioasis Investment Banking Agreement.

Following completion of the Acquisition and the Private Placement, the interests of the Bioasis Shareholders, the Placee and Lind in the securities of the Company are set out in the table below:

	Ordinary Shares	Undiluted percentage of Enlarged Issued Share Capital following Completion	Pre-Funded Warrants (over Ordinary Shares)	Existing Warrants, A Warrants, B Warrants, Placement Agent Warrants, Ladenburg Fee Warrants (over Ordinary Shares)	Maximum number of Cresence Shares that may be issued pursuant to the Cresence Amendment Agreement	Existing Options / New Options	Fully Diluted
In issue at the date of the Announcement	98,493,413	39.8%	-	17,226,053	-	3,007,197 (Existing Options)	118,726,663	13.1%
Ordinary Shares issued pursuant to the Registered Direct Offering	9,849,325	4%	-	-	-	-	9,849,325	1.1%
In issue following Registered Direct Offering	108,342,738	43.8%	-	17,226,053	-	3,007,197 (Existing Options)	128,575,988	14.1%
Bioasis Securityholders holdings following Completion	75,884,553	30.7%	-	21,285,497	-	8,481,459 (New Options)	105,651,509	11.6%
Cresence Founders	-	-	-	-	5,733,337	-	5,733,337	0.6%
Lind holdings following Completion	20,630,531	8.3%	-	41,261,062	-	-	61,891,593	6.8%
Placee holdings following Completion	14,602,050	5.9%	225,548,625	500,000,000	-	-	514,602,050	56.6%
Ladenburg holdings following Completion	27,863,856	11.3%	-	65,333,739	-	-	93,197,595	10.2%
TOTAL FOLLOWING COMPLETION	247,323,728	100%	225,548,625	645,106,352	5,733,337	11,488,656	909,652,073	100.0%

* The Placee may not exercise the Placing Warrants if the Placee, together with its affiliates, would beneficially own more than 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise.

Current Financial Position

The Company’s cash balance as at 30 June 2022 was approximately £6.4 million which was expected to be sufficient to fund operations into the first quarter of 2023. Midatech’s current cash balance is approximately £3.6 million. Following the Company’s receipt of the net proceeds from the Registered Direct Offering and Midatech’s issue of the loan to Bioasis, Midatech expects its cash resources to remain sufficient to fund operations, in the event that the Acquisition does not proceed, to mid-March 2023.

Accordingly, should the Private Placement not be completed, the Company would need to seek urgently alternative sources of funding. There can be no guarantee that the Company will be able to find alternative sources of potential funding, which may or may not be on similar commercial terms, and may not be obtainable on a timely basis, or at all. If the Private Placement does not proceed, it is likely that the Company would be unable to continue to develop and commercialise any of its assets and may not be able to continue as a going concern. If any alternative sources of potential funding are not available, the Directors believe that it is likely that the Company would be forced to enter into administration processes shortly after the forthcoming General Meeting.

ACCORDINGLY, EXISTING SHAREHOLDERS ARE ENCOURAGED TO VOTE IN FAVOUR OF THE PROPOSALS AS THE BOARD INTEND TO DO IN RESPECT OF THEIR SHAREHOLDINGS AT THE TIME OF THE GENERAL MEETING.

Loan to Bioasis

As stated above, Midatech intends to use the net proceeds raised under the Registered Direct Offering and its existing cash resources to loan US$0.75 million (the “Loan Amount”) pursuant to the terms of the Bioasis Promissory Note, to assist in the short term with Bioasis’ working capital requirements. Pursuant to the terms of the Bioasis Promissory Note, Bioasis will pay the Company the Loan Amount on the earliest of (each, as applicable, the “Bioasis Maturity Date”) (a) the occurrence of an Event of Default (as defined in the Bioasis Promissory Note); (b) Completion; and (c) 30 June 2023. Interest is payable on the Loan Amount (including any overdue interest) at a rate of 2.00% per month or, from and after the Bioasis Maturity Date, at a default rate of 15.00% per annum.

Proposed cancellation of admission to trading on AIM

The Board has decided to propose the AIM Cancellation for the following reasons:

•	an increasingly smaller proportion of the trading in the Company’s Ordinary Shares is being conducted on AIM compared to NASDAQ and a continuation of the decline in this proportion would be likely to lead to a decrease in the liquidity of the Ordinary Shares trading on AIM;
•	the AIM Cancellation is expected to further enhance the liquidity of trading in the Company’s securities by combining on a single trading facility, NASDAQ, the volume of existing transactions from both NASDAQ and AIM;

•	a NASDAQ-only listing structure provides for a streamlined operation that showcases the global nature of the Company and places it more clearly within the ranks of international therapeutics companies that are its true peers;
•	the cost of complying with the AIM Rules for Companies and maintaining a quotation on AIM is duplicative of that for complying with the NASDAQ Rules and the Company sees advantages in terms of reducing its cost base as it progresses its clinical programmes and commercial strategy;
•	internal financial and legal staff’s time spent on compliance with the AIM Rules for Companies is duplicative of that required for compliance with the NASDAQ Rules; and
•	ADSs representing the Company’s Ordinary Shares will still be tradeable on NASDAQ.

Accordingly, in order to save costs and concentrate trading volume on a single market, the Directors believe that it is no longer in the best interests of the Company or its Shareholders as a whole for the Company to retain admission of its Ordinary Shares to trading on AIM and the AIM Cancellation will therefore be proposed as a special resolution at the General Meeting.

As at 12 December 2022, being the latest practicable date prior to the date of this announcement, approximately 44% of Company’s Existing Ordinary Shares were represented by ADSs tradeable on NASDAQ. Following Completion, approximately 80% of the Company’s Enlarged Share Capital would be represented by ADSs. Historically, trading volumes of ADSs on NASDAQ have been higher than equivalent trading volumes on AIM. All Shareholders who have not already deposited their Ordinary Shares for delivery of ADSs are currently able to do so at any time.

In order to facilitate the transition to a sole listing on NASDAQ, the Company is providing an opportunity for Shareholders to deposit their Ordinary Shares with the Depositary Bank in exchange for delivery of ADSs prior to the AIM Cancellation becoming effective.

The ADSs will continue to be traded on NASDAQ and the Company has no intention to cancel the listing of its ADSs on the NASDAQ.

Proposed change of name

To reflect the business of the Enlarged Group, the Board is proposing to change the name of the Company to Biodexa Pharmaceuticals PLC, which will be put forward as a special resolution at the forthcoming General Meeting.

Letters of intent

The Company has received letters of intent from certain Existing Shareholders (including CMS Medical Venture Investment (HK) Limited and A&B (HK) Company Limited) to vote in favour of the Resolutions in respect of a total 17,926,169 Ordinary Shares representing, in aggregate, approximately 18.2% of the Ordinary Shares in issue on 12 December 2022 (being the latest practicable date prior to this announcement).

General Meeting

Due to the certain timings for the Acquisition as prescribed by Canadian laws, a circular and a notice convening the General Meeting is expected to be published by the Company in the next two to three weeks. The General Meeting is expected to be held no later than 28 February 2023. The Company will seek authority from Shareholders, inter alia, to: (i) allot the Transaction Shares and the Warrant Shares that will be issuable upon exercise of the New Warrants; (ii) cancel the admission to trading on AIM of the Ordinary Shares; (iii) change the Company’s name to Biodexa Pharmaceuticals PLC; and (iv) to adopt the New Articles.

Expected timetable of principal events

Expected date that the Interim Order of the Supreme Court of British Columbia in connection with the Plan of Arrangement will be obtained	No later than 13 January 2023

Expected date for publication and posting of the Circular and related materials to Shareholders	Early-January 2023 and in any event no later than 3 February 2023

Expected date for publication and posting of the Bioasis Circular and related materials to Bioasis Securityholders	Early-January 2023 and in any event no later than 3 February 2023

Expected date of General Meeting	No later than 28 February 2023

Expected date of Bioasis Special Meeting	No later than 28 February 2023

Admission and total voting rights

Application will be made for the admission of the 9,849,325 new Ordinary Shares, being issued pursuant to the Registered Direct Offering, to trading on the AIM market of the London Stock Exchange plc (“Admission”), which is expected to become effective and trading commence at 8.00 a.m. on or around 19 December 2022. The new Ordinary Shares will rank pari passu with the existing Ordinary Shares.

The Company’s enlarged issued share capital following Admission will comprise 247,323,728 Ordinary Shares each with voting rights. The Company does not hold any shares in treasury. This figure of 247,323,728 may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA’s Disclosure Guidance and Transparency Rules.

Additional information

Further information of the proposal is set out in the appendix to this announcement, and will be included in the Circular convening the General Meeting to be sent to Shareholders in due course.

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO
Tel: +44 (0)29 20480 180
www.midatechpharma.com

Strand Hanson Limited (Nominated Adviser)
James Dance / Matthew Chandler / Rob Patrick
Tel: +44 (0)20 7409 3494

Turner Pope Investments (TPI) Ltd (Broker)
Andrew Thacker / James Pope (Corporate Broking) Tel: +44 (0)20 3657 0050
IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)
Alyssa Factor
Tel: +1 (860) 573 9637
Email: afactor@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (currently dual listed on AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of its technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com.

Forward-Looking Statements

Certain statements in this announcement may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or the United States Private Securities Litigation Reform Act. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements.

In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. In particular, this news release contains forward-looking information pertaining to the following: statements regarding the Arrangement, including with respect to the benefits of the Arrangement and expectations regarding the combined company (including its drug delivery technologies and their progress towards approval and commercialization, its market presence and financial condition); the timing of key Arrangement milestones and closing; the ability of Midatech and Bioasis to satisfy the conditions to and to complete the Arrangement, the Registered Direct Offering and the Private Placement; and expectations regarding the impact of the Arrangement on Midatech and Bioasis including in respect of anticipated financial and operating results, strategy and business, and on stakeholders in general. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Midatech to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the satisfaction of the conditions precedent to the closing of the Arrangement (including the obtaining of all shareholder, court, and regulatory approvals and completion of the Registered Direct Offering and Private Placement); risks associated with the Arrangement and acquisitions generally; the Arrangement Agreement may be terminated in certain circumstances; Midatech will incur costs even if the Arrangement is not completed; all necessary approvals and consents may not be obtained; uncertainty regarding the ability of the parties to complete all Arrangement milestones on the intended timing; and other related risks and uncertainties.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange’s AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

DEFINITIONS

“Act”	the Companies Act 2006, as amended from time to time;

“Acquisition”	the proposed acquisition of all of the outstanding and issued Bioasis Shares and the assumption of the Bioasis Warrants and the Bioasis Options by the Company to be implemented by way of the Arrangement;

“Acquisition Proposal”	means any offer, proposal or indication of interest from any person or group of persons (other than by Bioasis, or its affiliates on the one hand or the Company and its affiliates on the other), contemplating or which might reasonably be interpreted to lead to the contemplation of an Acquisition Transaction for such party;

“Acquisition Resolutions”	means the special resolution of Bioasis Securityholders approving the Plan of Arrangement in accordance with subsection 289(1) of the BCBCA and the Interim Order;

“Acquisition Transaction”	means any transaction or series of transactions, other than the Transactions, involving:

(a)	any acquisition, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer, liquidation, dissolution or other similar transaction (i) in which Bioasis or the Company (or any of their respective subsidiaries) is a constituent corporation, (ii) in which a person or “group” of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Bioasis or the Company (and any of their respective subsidiaries), in each case as reflected on the most recently filed financial statements of such party, or (iii) in which Bioasis or the Company (or any of their respective subsidiaries) issues securities representing more than 20% of the outstanding securities of any class of voting securities of any such person (other than as contemplated under this Agreement); or

(b)	any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Bioasis or the Company (or any of their respective subsidiaries);

“Admission”	the admission to trading on AIM of the Transaction Shares;

“ADSs”	American Depositary Shares of the Company listed on NASDAQ, each of which represents 25 Ordinary Shares (and each evidenced by way of a depository receipt (ADR));

“AIM”	AIM, a market operated by the London Stock Exchange;

“AIM Cancellation”	the proposed cancellation of admission of the Ordinary Shares to trading on AIM;

“AIM Rules”	the AIM Rules for Companies published by the London Stock Exchange, as amended from time to time;

“Announcement”	this announcement made by the Company on 13 December 2022 relating to, inter alia, the Registered Direct Offering and the Transactions;

“Arrangement”	the arrangement of Bioasis under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Midatech and Bioasis, such consent not to be unreasonably withheld, conditioned or delayed;

“Arrangement Agreement”	the conditional agreement dated 13 December 2022 between Midatech and Bioasis setting out the terms and conditions of the Arrangement in relation to the Acquisition;

“Articles”	the articles of association of the Company in force at the date of this Document;

“Assumption Agreement”	the assumption agreement to be entered into between the Company, Bioasis and Lind immediately following Completion whereby the Company shall assume Bioasis’ debt, obligations and liabilities under the Bioasis Convertible Security Agreement (as amended);

“A Warrants”	the 11,939,775 new warrants to be granted in connection with the Private Placement, the Lind Debt Warrants and the Ladenburg Fee Warrants with an expiration date of 12 months from the date that such warrants are granted pursuant to the terms of a warrant instrument to be adopted by the Company;

“BCBCA”	the British Columbia Business Corporations Act and the regulations thereto, now in effect and as it may be amended from time to time;

“Bioasis”	Bioasis Technologies Inc., a corporation existing under the laws of British Columbia, Canada and having its registered office at Suite 1600 Cathedral Place, 925 W Georgia St, Vancouver, BC V6C 3L2;

“Bioasis Articles”	the articles of Bioasis;

“Bioasis Circular”	the notice of the Bioasis Special Meeting to be sent to Bioasis Securityholders, and the accompanying management information circular prepared in connection therewith, together with any amendments thereto or supplements thereof;

“Bioasis Convertible Securities”	the convertible securities of Bioasis, including the Lind Warrants, as issued pursuant to the terms of the Bioasis Convertible Security Agreement;

“Bioasis Convertible Security Agreement”	the convertible security funding agreement dated 22 June 2021 by and among Bioasis and Lind relating to the Bioasis Convertible Securities, as amended on 13 December 2022;

“Bioasis Group”	Bioasis and its existing subsidiaries and subsidiary undertakings;

“Bioasis Investment Banking Agreement”	the investment banking agreement between Bioasis and Ladenburg dated 15 December 2021, as amended on or around 7 December 2022;

“Bioasis Material Adverse Effect”	any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have, a material adverse effect on (a) the business, results of operations, financial condition or assets of the Bioasis Group, taken as a whole, or (b) the ability of Bioasis to consummate the Transactions, in each case, in accordance with the terms of the Arrangement Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Bioasis Material Adverse Effect has occurred or is reasonably likely to occur: any change, event, effect or occurrence arising after the date of the Arrangement Agreement from or related to (i) general business or economic conditions in or affecting the United States or Canada, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States, Canada or any other country, including the engagement by the United States, Canada or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States, Canada or any other country or region in the world, or changes therein, including changes in interest rates in the United States, Canada or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in the trading price or trading volume of Bioasis Shares (although the underlying facts and circumstances resulting in such change may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (iii) or (v) through (ix)), (v) changes in any IFRS or applicable Legal Requirements, (vi) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any the Bioasis Group operates, (vii) the execution or public announcement of the Arrangement Agreement or the pendency or consummation of the transactions contemplated by the Arrangement Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Bioasis Group company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto, (viii) any failure by Bioasis or its subsidiaries to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vii) or (ix)), or (ix) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States, Canada or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or clause (viii) may be taken into account in determining whether a Bioasis Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has or has had a disproportionate adverse effect on the Bioasis Group, taken as a whole, relative to other participants operating in the industries or markets in which the Bioasis Group operates;

“Bioasis Options”	all issued and outstanding options granted by Bioasis as at the Effective Time;

“Bioasis Promissory Note”	the promissory note issued by Bioasis on 13 December 2022 evidencing the Loan made by the Company to Bioasis;

“Bioasis Security Agreement”	the security agreement made by Bioasis and biOasis Advanced Technologies Inc. on 13 December 2022 to and in favour of the Company in connection with the Loan;

“Bioasis Securityholders”	all Bioasis Shareholders, holders of Bioasis Options and holders of Bioasis Warrants as of the close of business (Eastern Time) on the Bioasis Record Date;

“Bioasis Securityholder Approval”	the approval of Bioasis Securityholders of the Acquisition Resolutions to be proposed at the Bioasis Special Meeting;

“Bioasis Shareholders”	the registered holders of Bioasis Shares;

“Bioasis Shares”	the issued and outstanding common shares of Bioasis;

“Bioasis Special Meeting”	the annual and special meeting of the Bioasis Securityholders to be called and held in accordance with the Arrangement Agreement, the Interim Order and applicable law to consider the Acquisition Resolutions;

“Bioasis Superior Proposal”	means an unsolicited, bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) made by a third party (other than Midatech) that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Arrangement Agreement and (b) the terms of which the Bioasis board of directors determines, in its reasonable judgment after consulting in good faith with its financial advisors and its outside legal counsel, to be (i) more favorable to its shareholders from a financial point of view than the terms of the Arrangement and Share Exchange, and (ii) reasonably capable of being completed in accordance with its terms, taking into account any financing that is or may be required to consummate the transaction contemplated by such proposal, and whether such financing is committed and is reasonably capable of being obtained by the applicable offeror.

“Bioasis Warrants”	all issued and outstanding warrants of Bioasis immediately prior to the Effective Time (including the Lind Warrants);

“Board”	the Existing Directors of Midatech;

“Business Day”	a day other than a Saturday, Sunday or public holiday on which commercial banks are open for general transaction of business in the City of London, England; New York, New York; and Vancouver, British Columbia;

“B Warrants”	the 11,939,775 new warrants to be granted in connection with the Private Placement, the Lind Debt Warrants and the Ladenburg Fee Warrants with an expiration date of six (6) years from the date that such warrants are granted pursuant to the terms of a warrant instrument to be adopted by the Company;

“certificated form”	not in an uncertificated form;

“Circular” or “Document”	this circular being prepared in accordance with the AIM Rules in relation to the General Meeting;

“Company” or “Midatech”	Midatech Pharma plc, a company incorporated in England and Wales with registered number 09216368 and having its registered office at 1 Caspian Point, Caspian Way, Cardiff, Wales, CF10 4DQ;

“Completion”	the date on which the Acquisition becomes effective, and the ADSs representing the Transaction Shares are admitted to trading on NASDAQ;

“Consideration Shares”	the 75,884,553 new Ordinary Shares, represented by 3,035,382 New ADSs, to be allotted and issued to Bioasis Shareholders as consideration in connection with the Arrangement and the Share Exchange;

“Court”	the Supreme Court of British Columbia;

“Cresence Shares”	the new Ordinary Shares that may be issued to the founders of Cresence AS pursuant to the Cresence Amendment Agreement if certain performance milestones are met, to be represented by ADSs;

“CREST”	the relevant system (as defined in the CREST Regulations) for paperless settlement of share transfers and the holding of shares in uncertificated form (in respect of which Euroclear is the operator as defined in the CREST Regulations);

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended;

“Custodian”	The Bank of New York Mellon;

“Deposit Agreement”	the New York law governed deposit agreement dated 8 February 2021 between the Company, the Depositary Bank (as depositary) and the owners and holders of ADSs from time to time, as such agreement may be amended or supplemented;

“Depositary Bank”	The Bank of New York Mellon, as depositary under the Deposit Agreement, with an address of 240 Greenwich Street, New York, New York 10286, and any successor depositary of the Company;

“Directors”	the Existing Directors and the Proposed Directors;

“Disclosure and Transparency Rules”	the Disclosure Guidance and Transparency Rules made by the FCA in exercise of its function as competent authority pursuant to Part VI of FSMA;

“Dissent Rights”	means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Time”	such time at which the Acquisition becomes effective, in accordance with the terms of the Arrangement Agreement;

“Enlarged Group”	the Midatech Group, as enlarged by the Acquisition;

“Enlarged Issued Share Capital”	the issued ordinary share capital of the Company immediately following Completion, assuming full issuance of the Transaction Shares but excluding any Ordinary Shares falling to be allotted on the exercise of the Existing Warrants, the Bioasis Warrants, the New Warrants, the Existing Options or the New Options;

“Euroclear”	Euroclear UK and International Limited, the operator of the CREST UK System or such other person as may, for the time being, be approved by HM Treasury as operator under the CREST Regulations;

“Exchange Ratio”	the exchange ratio of 0.9556 Consideration Shares for each Bioasis Share, which will be rounded down to the nearest whole ADS;

“Existing Directors”	the current directors of the Company;

“Existing Options”	the options granted by the Company as at the date of this announcement pursuant to the Midatech Pharma plc Enterprise Management Incentive Plan and the DARA BioSciences, Inc. 2008 Employee, Director and Consultant Plan;

“Existing Ordinary Shares”	the 98,493,413 Ordinary Shares in issue at the date of this Document;

“Existing Shareholders”	shareholders on record as at the Effective Time;

“Existing Warrants”	the 17,226,053 warrants to subscribe for Ordinary Shares granted pursuant to various warrant instruments;

“FCA”	the Financial Conduct Authority of the United Kingdom;

“FDA”	the United States Food and Drug Administration;

“Final Order”	the final order of the Court pursuant to Section 291 of the BCBCA, in a form acceptable to Bioasis and Midatech each acting reasonably, approving the Arrangement, as such order may be amended by the Court or with the consent of both Bioasis and Midatech, such consent to not be unreasonably withheld, conditioned or delayed, at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended, on appeal, (provided that any such amendment is acceptable to both Bioasis and Midatech, each acting reasonably);

“FSMA”	the Financial Services and Markets Act 2000, as amended from time to time;

“General Meeting”	the general meeting of the Company to be held to propose the Resolutions;

“Governmental Body”	any United Kingdom, United States, Canadian, international or other (a) federal, state, provincial, local, municipal or other government entity, (b) governmental or quasi-governmental body of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitrator or arbitral tribunal (public or private);

“IFRS”	the International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as in effect from time to time;

“Interim Order”	the interim order of the Court in respect of the Arrangement made pursuant to Section 291(2) of the BCBCA, providing for, among other things, the calling and holding of the Bioasis Special Meeting, as may be amended by the Court with the consent of Bioasis and Midatech, such consent not to be unreasonably withheld, conditioned or delayed, provided that any such amendment is reasonably acceptable to each of Bioasis and Midatech;

“Ladenburg”	Ladenburg Thalmann & Co. Inc., sole bookrunner and exclusive placement agent for the Private Placement;

“Ladenburg Fee Shares”	the 27,863,856 new Ordinary Shares, represented by 1,114,554 New ADSs, to be allotted and issued to Ladenburg as part of the consideration for fees of US$2 million owed by Bioasis to Ladenburg pursuant to the Bioasis Investment Banking Agreement;

“Ladenburg Fee Warrants”	the 1,114,554 A Warrants and the 1,114,554 B Warrants to subscribe for up to 55,727,712 Ordinary Shares to be granted to Ladenburg as part of the consideration for fees of US$2 million owed by Bioasis to Ladenburg pursuant to the Bioasis Investment Banking Agreement;

“Last Practicable Date”	the last practicable date prior to publication of this announcement, being 12 December 2022;

“Legal Requirement”	any federal, state, provincial, regional, local (statutory, common or otherwise), municipal, foreign or international, multinational or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, guideline, policy, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, applied, implemented or otherwise put into effect by or under the authority of any Governmental Body;

“Letters of Intent”	the letters of intent and consents received by the Company from certain Shareholders stating their intention to vote in favour of the Resolutions;

“Lind”	Lind Global Macro Fund, L.P.;

“Lind Debt”	the amounts owed by Bioasis to Lind pursuant to the Bioasis Convertible Security Agreement (as amended);

“Lind Debt Warrants”	the 825,221 A Warrants and the 825,221 B Warrants to subscribe for up to 41,261,062 Ordinary Shares to be granted to Lind in connection with the Assumption Agreement;

“Lind Shares”	the new 20,630,531 Ordinary Shares to be issued to Lind in settlement of part of the outstanding Bioasis indebtedness pursuant to the Bioasis Convertible Security Agreement and the Assumption Agreement;

“Lind Warrants”	the Bioasis Warrants issued to Lind in connection with the Bioasis Convertible Security Agreement;

“Loan”	a cash secured loan of US$750,000 to be made by Midatech to Bioasis following the Registered Direct Offering upon the terms of the Bioasis Promissory Note;

“London Stock Exchange”	London Stock Exchange plc;

“Long Stop Date”	31 March 2023, as the same may be extended in accordance with the terms of the Arrangement Agreement;

“MAR”	the EU Market Abuse Regulation (EU 596/2014) as it applies in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended;

“Midatech Board Recommendations”	the recommendation by the Board of the Acquisition;

“Midatech Group”	the Company and its existing subsidiaries and subsidiary undertakings;

“Midatech Material Adverse Effect”	any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business or financial condition of the Midatech Group, taken as a whole, or (b) the ability of Midatech to consummate the Transactions, in each case, in accordance with the terms of the Arrangement Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Midatech Material Adverse Effect has occurred or is reasonably likely to occur: any change, event, effect or occurrence arising after the date of the Arrangement Agreement from or related to (i) general business or economic conditions in or affecting the United States or Canada, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United Kingdom or United States or any other country, including the engagement by the United Kingdom, United States, or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United Kingdom, United States, Canada or any other country or region in the world, or changes therein, including changes in interest rates in the United Kingdom, United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in the trading price or trading volume of Ordinary Shares or ADSs (although the underlying facts and circumstances resulting in such change may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (iii) or (v) through (ix)), (v) changes in IFRS or any applicable Legal Requirements, (vi) any change, event, effect or occurrence that is generally applicable to the industries or markets in which the Midatech Group operates, (vii) the execution or public announcement of the Arrangement Agreement or the pendency or consummation of the transactions contemplated by the Arrangement Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Midatech Group with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto, (viii) any failure by the Midatech Group to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vii) or (ix)), or (ix) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United Kingdom, United States, or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or clause (viii) may be taken into account in determining whether a Midatech Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has or has had a disproportionate adverse effect on the Midatech Group, taken as a whole, relative to other participants operating in the industries or markets in which the Midatech Group operates;

“Midatech Shareholder Approval”	the approval of the Shareholders of the Resolutions to be proposed at the General Meeting;

“Midatech Superior Proposal”	means an unsolicited, bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) made by a third party (other than Bioasis) that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Arrangement Agreement and (b) the terms of which the Board determines, in its reasonable judgment after consulting in good faith with its financial advisors and its outside legal counsel, to be (i) more favorable to its shareholders from a financial point of view than the terms of the Arrangement and Share Exchange, and (ii) reasonably capable of being completed in accordance with its terms, taking into account any financing that is or may be required to consummate the transaction contemplated by such proposal, and whether such financing is committed and is reasonably capable of being obtained by the applicable offeror;

“NASDAQ”	The NASDAQ Stock Market, LLC;

“NASDAQ Listing”	the proposed admission to trading on NASDAQ of the ADSs in respect of the Transaction Shares;

“NASDAQ Rules”	the rules of NASDAQ;

“New ADSs”	the ADSs representing the Transaction Shares;

“New Option Plan”	the option plan to be adopted by the Company pursuant to which the Company shall grant the New Options;

“New Options”	the new options over 8,481,459 new Ordinary Shares to be granted by Midatech in consideration of the cancellation of the Bioasis Options pursuant to the Arrangement Agreement;

“New Ordinary Shares”	the Transaction Shares and the Cresence Shares;

“New Warrants”	the new warrants to subscribe for up to 606,594,801 new Ordinary Shares comprising (i) the Placing Warrants, (ii) the Lind Debt Warrants, (iii) the Ladenburg Fee Warrants and (iv) the Placement Agent Warrants;

“Ordinary Share(s)”	ordinary shares of 0.1 pence each in the capital of the Company;

“Overseas Shareholder”	holders of Existing Ordinary Shares who are neither resident in, nor have a registered address in, the UK;

“Panel”	the UK Panel on Takeovers and Mergers;

“Placee”	Armistice Capital which has agreed to subscribe for the Units and Pre-Funded Warrants in the Private Placement;

“Placement Agency Agreement”	the agreement dated 13 December 2022 between Ladenburg and the Company relating to the Private Placement;

“Placement Agent Warrants”	the new warrants to subscribe for up to 4% of the Ordinary Shares to be issued in connection with the Registered Direct Offering and Private Placement with an expiration date of three years from the date that such warrants are granted pursuant to the terms of a warrant instrument to be adopted by the Company, and which are granted to Ladenburg pursuant to the Placement Agency Agreement;

“Plan of Arrangement”	means the plan of arrangement of Bioasis in substantially the form attached to the Arrangement Agreement, with any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court;

“Placing Price”	US$1.00 per Unit and US$0.999 per Pre-Funded Warrant;

“Placing Shares”	up to 14,602,050 new Ordinary Shares to be allotted and issued by the Company pursuant to the Private Placement to be represented by the New ADSs;

“Placing Warrants”	the A Warrants, the B Warrants and the Pre-Funded Warrants;

“Pre-Funded Warrants”	the 9,021,945 new pre-funded warrants to be granted in connection with the Private Placement, which shall be exercisable from the date that such warrants are granted until such warrants are exercised in full;

“Private Placement”	the conditional private placement of the Units and the grant of the Pre-Funded Warrants in the United States to be undertaken by Ladenburg at the Placing Price pursuant to the Securities Purchase Agreement;

“Proposals”	together the Acquisition, the Private Placement, the Resolutions, and the AIM Cancellation;

“Proposed Directors”	Deborah Rathjen and Mario Saltarelli, the proposed additional directors of the Company with effect from the AIM Cancellation;

“Receiving Agent”	Neville Registrars Limited;

“Registered Direct Offering”	the offering into the US of new Ordinary Shares allotted and issued by the Company to Armistice Capital (in the form of ADSs) announced on 13 December 2022 pursuant to the Securities Purchase Agreement;

“Registrar”	the Company’s registrars, being Neville Registrars Limited of Neville House, Steelpark Road, Halesowen, West Midlands B62 8HD;

“Registration Statement”	the Registration Statement, filed with the SEC on Form F-1 by the Company in connection with the Private Placement and the Placing Shares and New ADSs;

“Regulatory Information Service” or “RIS”	any of the services authorised from time to time by the FCA for the purposes of disseminating regulatory announcements;

“Resolutions”	the resolutions to be proposed at the General Meeting;

“SDRT”	stamp duty reserve tax;

“Section 3(a)(10) Exemption”	the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof;

“SEC”	the U.S. Securities and Exchange Commission;

“Securities Act”	the U.S. Securities Act of 1933, as amended;

“Securities Purchase Agreement”	the agreement dated 13 December 2022 between the Company and the Placee

“Shareholders”	holders of Ordinary Shares;

“Share Exchange”	the acquisition by Midatech of the Bioasis Shares from Bioasis Shareholders in exchange for the Consideration Shares pursuant to the Arrangement;

“Sterling” or “£”	the lawful currency of the United Kingdom;

“Strand Hanson”	Strand Hanson Limited, the Company’s Nominated Adviser;

“subsidiary and subsidiary undertaking”	have the meanings given to them by the Act;

“Takeover Code”	The City Code on Takeovers and Mergers;

“Takeover Offer”	an offer or approach made by a third party to Midatech and/or its Shareholders pursuant to the terms of the Takeover Code;

“Termination Payment”	means US$330,000;

“Transactions”	together, the Acquisition, the Private Placement, the Share Exchange and the other transactions contemplated by the Arrangement Agreement and the Plan of Arrangement;

“Transaction Shares”	the 138,980,990 new Ordinary Shares comprising (i) the Consideration Shares, (ii) the Placing Shares, (iii) the Lind Shares and (iv) the Ladenburg Fee Shares, in each case conditional on, inter alia, Admission;

“TSX-V”	the TSX Venture Exchange based in Canada;

“uncertificated form”	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST;

“Unit”	a unit comprising: 25 new Ordinary Shares (which represents one New ADS); approximately 1.04 A Warrants; and approximately 1.04 B Warrants in connection with the Private Placement;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “U.S.” or “US”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction; and

“Warrant Shares”	the 627,880,299 new Ordinary Shares to be allotted and issued to the holders of the New Warrants and the Bioasis Warrants upon exercise of the New Warrants and the Bioasis Warrants.

GLOSSARY OF TECHNICAL TERMS

“AD”	Alzheimer’s Disease

“ALS”	amyotrophic lateral sclerosis

“API’s”	active pharmaceutical ingredients

“BBB”	the blood brain barrier, a network of blood vessels that possess unique properties which tightly regulate the movement of ions, molecules, and cells between the blood and the brain

“CED”	convection enhanced delivery

“CIDP”	chronic inflammatory demyelinating polyneuropathy

“CNS”	central nervous system

“CSF”	cerebrospinal fluid

“DIPG”	diffuse intrinsic pons glioma, a type of brain tumor found in an area of the brainstem known as the pons.

“EGF”	epidermal growth factor

“EGFR”	EGF receptor

“FTD”	frontotemporal dementia

“GBM”	glioblastoma, an aggressive type of cancer that can occur in the brain or spinal cord

“GRN”	Granulin Precursor gene / progranulin

“HER2”	human epidermal growth factor receptor 2. Over-expression of this oncogene has been shown to play an important role in the development and progression of certain types of breast cancer

“IDS” or “I2S”	Iduronate 2-Sulfatase

“IL-1”	cytokine interleukin 1

“IL-1RA”	interleukin-1 receptor antagonist

“IND”	investigational new drug application

“IVIG”	intravenous immunoglobulins

“LRP-1”	low density lipoprotein receptor-related protein 1

“MTf”	melanotransferrin, a human iron-binding protein

“NSC”	neural stem cells

“PD”	Parkinson’s Disease

“PrPCs”	cellular prion proteins

“siRNA”	small interfering ribonucleic acid

“xB3”	a peptide derived from MTf that has been optimized for delivery of therapeutics across the BBB

ADDITIONAL INFORMATION

Details of the Acquisition

Details of the Acquisition

In order to effect the Acquisition, on 13 December 2022, the Company and Bioasis entered into the Arrangement Agreement, pursuant to which the Company agreed to acquire all of the issued and outstanding Bioasis Shares in return for the Consideration Shares on the basis of the Exchange Ratio and on the other terms and subject to the conditions set out in the Arrangement Agreement. In addition, Midatech agreed to issue ADSs upon exercise of the Bioasis Warrants and to the grant of the New Options in consideration of the cancellation of the Bioasis Options. The Acquisition will be implemented by way of a statutory Plan of Arrangement in accordance with the laws of the Province of British Columbia.

Details of Bioasis indebtedness

Immediately following Completion, Bioasis’ indebtedness will be assumed by Midatech pursuant to the Assumption Agreement. Although the Bioasis Convertible Security Agreement contains a change of control provision that will be triggered by the Acquisition, the Company has obtained a waiver in writing from Lind and therefore the Bioasis Convertible Security Agreement will continue in place immediately post Completion on the same terms as prior to Completion.

Details of the Arrangement Agreement

Summary of the principal terms of the Acquisition

The Arrangement Agreement was entered into on 13 December 2022 between Midatech and Bioasis. Pursuant to the Arrangement Agreement, Midatech agreed to acquire, in consideration of the issue of the Consideration Shares in Midatech, all of the issued and outstanding Bioasis Shares in exchange for Consideration Shares (in the form of ADSs) on the basis of the Exchange Ratio and on the terms and subject to the conditions of the Arrangement Agreement.

Conditions

Completion under the Arrangement Agreement is subject to and conditional upon, and can only occur upon satisfaction or (to the extent permitted by law) waiver of, a number of outstanding conditions, including, but not limited to:

•	Midatech Shareholder Approval having been obtained in respect of the Resolutions;

•	Bioasis Securityholder Approval having been obtained in the manner set out in the Interim Order;

•	the Final Order having been obtained from the Court;

•	the Private Placement becoming unconditional (save for any condition relating to the Arrangement Agreement);

•	the TSX-V having approved the de-listing of the Bioasis Shares;

•	Bioasis Shareholders shall not have exercised Dissent Rights in connection with the Arrangement with respect to more than 10% of the issued and outstanding Bioasis Shares; and

•	no Bioasis Material Adverse Effect or Midatech Material Adverse Effect having occurred.

Non-Solicitation and Superior Proposals

Under the Arrangement Agreement, Midatech is prohibited from soliciting from any third party an Acquisition Proposal or Takeover Offer and Bioasis is prohibited from soliciting from any third party an Acquisition Proposal. However, if prior to obtaining Midatech Shareholder Approval, Midatech receives a Midatech Superior Proposal or a Takeover Offer, it retains the ability to engage in discussions and to consider and respond to an Acquisition Proposal which is a Midatech Superior Proposal or Takeover Offer in accordance with the terms of the Arrangement Agreement. Similarly, if prior to obtaining Bioasis Securityholder Approval, Bioasis receives a Bioasis Superior Proposal, it may engage in discussions in relation to such proposal in accordance with the terms of the Arrangement Agreement.

Upon receipt by the Company (or its Shareholders directly) of a Takeover Offer prior to the Midatech Shareholder Approval the Board may change their recommendation in respect to such Midatech Superior Proposal and terminate the Arrangement Agreement; provided that, in each case, certain conditions are met, including that the Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties and/or the Takeover Code. Under such circumstances, the Termination Payment, totalling US$330,000, would be payable to Bioasis pursuant to the Arrangement Agreement (other than in the context of a Takeover Offer in certain circumstances). Likewise, Bioasis will be required to pay the Termination Payment to Midatech if it were to recommend a Bioasis Superior Proposal to the Bioasis Shareholders.

Termination Payment

The Arrangement Agreement requires that the Company pay the Termination Payment if the Arrangement Agreement is terminated under certain circumstances, including if the Arrangement Agreement is terminated because the Board withdraws or modifies its recommendation with respect to the Arrangement, the Company breaches its non-solicitation covenants under the Arrangement Agreement, or the Company elects to do so in order to enter into a definitive agreement. The Board considered that the amount of the Termination Payment payable by the Company to Bioasis in certain circumstances should not preclude a third party from making an unsolicited Midatech Superior Proposal. There is also an expense reimbursement payment of US$225,000 that may be payable by the Company if the Arrangement Agreement is terminated in respect of such circumstances.

Separately, the Termination Payment would be payable by Bioasis if the Arrangement Agreement is terminated under certain circumstances, including if the Arrangement Agreement is terminated by: (i) Midatech following a change in recommendation of the Acquisition by the Bioasis board of directors or a breach by Bioasis of the non-solicitation provisions set out in the Arrangement Agreement; or (ii) Bioasis following a change in recommendation of the Acquisition by the Bioasis board of directors or in connection with a Bioasis Superior Proposal. There is also an expense reimbursement payment of US$225,000 that may be payable by Bioasis if the Arrangement Agreement is terminated in respect of such circumstances.

The Arrangement Agreement contains usual and customary covenants, representations and warranties and other protections given by each of Bioasis and Midatech for an agreement of this nature and type and having read for the facts and circumstances of Midatech and Bioasis.

Current Trading and Outlook

Midatech

Financial Highlights

On 14 September 2022, the Company announced its interim results for the six months ended 30 June 2022. Total revenue from R&D collaborations for 1H22 was £0.47m (1H21: £0.40m). Research and development costs in 1H22 increased by 20% to £2.41m (1H21: £2.01m) as a result of increased costs associated with MTX110 as the Company prepared for its Phase I study in recurrent GBM. Administrative expenses increased by 12% in 1H22 to £1.85m (1H21: £1.66m) primarily due to increased legal and professional fees. Net cash used in operating activities (after changes in working capital) in 1H22 was £3.54m, compared with £3.11m in 1H21. The Company’s cash balance at 30 June 2022 was £6.42m.

 2022/2023 Outlook

Continued execution of the Company’s strategy is dependent upon raising additional funds before the end of the first quarter of 2023. The Company has been active in promoting its technologies to potential R&D collaborators and licensees at partnering conferences since the announcement of the Strategic Review in April 2020. While there are several ongoing promising discussions with potential partners, none are at term sheet stage and therefore cannot be relied upon to provide additional funding within the required timeframe. The Board continues to believe in the merits of the Company’s technologies and the potential for MTX110 in intractable brain cancers and that, with compelling data in hand, partnerships can be secured in due course.

Bioasis

Financial Highlights

Through six months ended 31 August 2022 Bioasis reported C$0.12m in research revenue from Bioasis’ Neuramedy and Janssen Biotech research collaborations. Revenue in the same period in the previous year was nil. Research and development costs for the six months ended 31 August 2022 were C$0.43m which was a decrease of C$0.18m from the comparable prior period. General and administrative expenses for the six months ended 31 August 2022 was C$1.22m which was a C$0.15m decrease from the prior year to date period.

On 15 June 2022, Bioasis entered into an asset purchase agreement (the “Cresence Agreement”) with the founders of Cresence AS of Oslo, Norway (the “Cresence Founders”). Under the terms of the Cresence Agreement, Bioasis purchased all the rights, title and interest in the intellectual property owned by the Cresence Founders in relation to their EGF platform. Bioasis believes that such EGF assets may be key in treatment of Guillain-Barre Syndrome and Chronic Inflammatory Demyelinating Polyneuropathy, among other indications. In exchange for this intellectual property, Bioasis issued 6.5 million common shares in the capital of Bioasis to the Cresence Founders upon completion of the transaction and has agreed to issue up to an additional 6 million common shares in the capital of Bioasis subject to the achievement of additional milestones as follows: (i) 3 million shares are issuable upon Bioasis’ initiation of a pivotal clinical trial in the U.S. for the first product and (ii) 3 million shares are issuable upon the FDA approval of any Bioasis application for the first product. Milestone payments of US$1 million each will be made upon attaining the second and third FDA approved indications in neurology for a product. A running royalty of 1% of net sales is payable for any product until the expiration of a specified royalty period.

2022/2023 Outlook

Bioasis continues to be engaged in the development of their xB3 ™ platform for the transport of therapeutic agents, in particular biological products, across the BBB. xB3™ is a peptide-based technology which Bioasis believes has significant advantages over competing technologies for BBB drug delivery. Bioasis is focusing its efforts on the advancement of carefully selected, internal development programs for the treatment of specific CNS-related diseases, as well as potential strategic licensing of their xB3 platform technology to pharmaceutical and biotechnology companies for the advancement of their neuroscience programs. Bioasis’ internal development is focused on both orphan drug indications, including brain cancers, and rare genetic neurodegenerative diseases, and neuroinflammatory conditions where proof-of-concept for approved medications exist and where there is potential for more rapid development and approval.

The Cresence Agreement brings Phase 2 ready assets to Bioasis that are aligned with its focus on rare disease and orphan drug indications. EGF1-48 comes with a full IND package and clinical experience indicating that it is safe and well-tolerated in humans. The molecule has a unique dual mechanism of action, stimulating myelination and downregulating neuroinflammation, thus offering neuroprotective properties that support development in Guillain-Barre Syndrome, Chronic Inflammatory Degenerative Polyneuropathy and certain clinical manifestations related to onset and/or progression of multiple sclerosis, including optic neuritis and relapses of the disease.

Further Information on Bioasis

Indebtedness

Bioasis Convertible Security Agreement

In June 2021, Bioasis entered into a convertible security funding agreement with Lind Global Macro Fund, LP, an entity managed by The Lind Partners, a New York based institutional investment management firm (together, “Lind”), which was amended on 13 December 2022 pursuant to a waiver and amendment agreement (the “Waiver and Amendment Agreement”) (as described below). Under the terms of the Bioasis Convertible Security Agreement, Bioasis may issue to Lind convertible securities in the principal amount of up to C$10,000,000. In June 2021, Lind made an initial investment of C$3.0 million less a commitment fee of C$90,000, in exchange for a convertible security (the “First Convertible Security”) with a face value of C$3.6 million, representing a principal amount of C$3.0 million (the “Principal Amount”) and a pre-paid interest amount of C$0.6 million (the “Pre-Paid Interest”). Commencing in the month 181 days from closing, Bioasis began repaying the First Convertible Security in C$125,000 monthly instalments. As of May 31, 2022, Bioasis has made payments of in aggregate C$750,000 but the repayment of the C$125,000 instalments was waived by Lind until 31 January 2023 pursuant to the Waiver and Amendment Agreement (as described below). Pre-Paid Interest will accrue monthly at C$20,000 per month, and once accrued, Lind will have the option, once every 90 days, to convert accrued Pre-Paid Interest into common shares of Bioasis at 90% of its market closing price on the day immediately prior to the conversion. Lind will be restricted from selling any Bioasis Shares it receives in connection with the First Convertible Security for a period of four months and a day from the date of issuance of the First Convertible Security, and is prohibited from short selling any Bioasis Shares during the term of the Bioasis Convertible Security Agreement. Lind has the right to convert any portion of the Principal Amount into Bioasis Shares at a price per share of C$0.31 (the “Conversion Price”). The Bioasis Convertible Security Agreement also includes an option for Bioasis to receive additional investments from Lind of up to C$7,000,000, in exchange for a convertible security with similar terms to the First Convertible Security, subject to mutual agreement and TSX-V approval.

Bioasis has the option to buy back the outstanding convertible securities in cash at any time. If Bioasis exercises this buy back option, Lind will have the option to convert (i) up to 33.3% of the outstanding Principal Amount at the Conversion Price, and (ii) up to 100% of the then-accrued Pre-Paid Interest into common shares of Bioasis. Bioasis concluded that the conversion option was an embedded derivative that requires bifurcation as a derivative liability due to the contingency that Bioasis could be required to pay cash for the conversion.

As part of the First Convertible Security financing, Bioasis issued Lind 4,839,048 warrants exercisable for a term of 30 months at an exercise price of C$0.41 per Bioasis Share. Bioasis will have the right to accelerate the expiry date of a certain number of warrants, subject to certain conditions, including that no event of default has occurred, as follows: (i) if the Company’s shares trade above C$1.27 for 30 consecutive days, the Company can accelerate the expiry date of 50% of the warrants; and (ii) if Bioasis Shares trade above C$1.80 for 30 consecutive days and the First Convertible Security then outstanding (along with all outstanding accrued prepaid interest) has been fully repaid or converted, then the Company can accelerate the expiry of all of Lind’s remaining warrants. Any warrant exercise proceeds will be applied to the outstanding Principal Amount of the First Convertible Security. The exercise price is subject to adjustment if shares trade at a price of less than 95% of the market price, as a result, the warrants do not meet the criteria to be classified as equity and have been bifurcated and accounted for as a derivative liability.

Waiver and Amendment Agreement

On 13 December 2022 Bioasis entered into a Waiver and Amendment Agreement with Lind pursuant to which: (i) Lind agreed to waive Bioasis’ payment obligations under the Bioasis Convertible Security Agreement until 31 December 2022; (ii) Lind grants consent for the Acquisition pursuant to the Bioasis Convertible Security Agreement to permit Bioasis to (a) enter into the Arrangement Agreement, (b) complete the Acquisition in accordance with the Arrangement Agreement; and (c) complete the Private Placement; (iii) Lind agreed to advance a C$350,000 bridge loan to Bioasis (the “Lind Bridge Loan”), net of amounts payable to Lind in respect of its legal fees and expenses, (iv) Bioasis agreed to issue the Bridge Promissory Note and the Holiday Promissory Note (as referenced below); (v) Bioasis and Lind agreed to execute the Tripartite Agreement (as described below); (vi) Bioasis agreed to grant certain security interests to Lind to secure its obligations under the Bioasis Convertible Security Funding Agreement, the Bridge Promissory Note and the Holiday Promissory Note; and (vii) certain amendments are made to the Bioasis Convertible Security Agreement to permit (i) to (vi) above.

Promissory Note (Bridge)

On 13 December 2022 in connection with its receipt of the Lind Bridge Loan, Bioasis issued a promissory note to Lind (the “Bridge Promissory Note”) pursuant to which Bioasis promises to pay Lind the principal amount of C$350,000 (the "Bridge Principal Amount") on the earliest of (each, as applicable, the "Bridge Maturity Date") (a) the occurrence of an Event of Default (as defined in the Bridge Promissory Note); (b) the date on which the closing of the Acquisition occurs; and (c) 30 June 2023. Interest is payable on the Bridge Principal Amount (including any overdue interest) at a rate of 2.00% per month or, from and after the Bridge Maturity Date, at a default rate of 15.00% per annum.

Bioasis makes positive covenants to Lind under the note including supplying it with Bioasis information on request. Bioasis also covenants to only use the proceeds under this note to pay third party professional service fees incurred by Bioasis in connection with the Acquisition unless Lind gives written consent.

Promissory Note (Holiday)

On 13 December 2022, in consideration of Lind’s agreement to enter into the Waiver and Amendment Agreement, Bioasis issued a promissory note to Lind (the “Holiday Promissory Note”) pursuant to which Bioasis promises to pay Lind the principal amount of C$510,000 on the earliest of (each, as applicable, the "Holiday Maturity Date") (a) the occurrence of an Event of Default (as defined in the Holiday Promissory Note); (b) the date on which the closing of the Acquisition occurs; and (c) 30 June 2023.

This note is on substantially the same terms as the Bridge Promissory Note (described above) save that: (i) no interest accrues on this note until after the Holiday Maturity Date (at which time the interest rate is 15.00% per annum) and (ii) there is no use of proceeds restriction.

Tripartite Agreement

On 13 December 2022 Bioasis entered into a tripartite agreement (the “Tripartite Agreement”) with Lind and Midatech whereby Midatech agrees that, upon completion of the Acquisition, it will enter into the Assumption Agreement and repay or satisfy amounts Lind is owed under the Bioasis Convertible Security Agreement, the Bridge Promissory Note and the Holiday Promissory Note (the "Payment Obligations"). Following such repayment Lind shall procure, at the request and expense of Midatech and/or Bioasis, the release of the relevant security granted to Lind for the amounts owed to it. The Tripartite Agreement also documents the terms on which the Loan of C$750,000 was advanced by the Company to Bioasis by way of a secured promissory note which is subordinated to the Payment Obligations.

Assumption Agreement

In connection with the completion of the Acquisition, Bioasis (as Assignor) shall enter into the Assumption Agreement with Midatech (as Assignee) and Lind whereby Midatech shall assume all the debt, obligations and liabilities of Bioasis, including the Lind Debt under the Waiver and Amendment Agreement in consideration for Bioasis recognising an intercompany debt due to Midatech.

Immediately after entry into the Assumption Agreement, Midatech shall make a cash payment to Lind of approximately C$2,393,851, using net proceeds of the Private Placement, in order to pay off a portion of the Lind Debt arising pursuant to the Bioasis Convertible Security Agreement (as amended by the Waiver and Amendment Agreement), the Holiday Promissory Note and the Bridge Promissory Note (the “Lind Cash Repayments”).

All payment obligations that remain outstanding following the Lind Cash Repayments shall be settled by way of issuance by Midatech to Lind (or its nominee) of Units at a deemed price equal to the Placing Price pursuant to the terms of a subscription agreement to be entered into between Midatech and Lind, which Lind will be required to enter into as a condition of its receipt of such securities.

The parties to the Assumption Agreement acknowledge that following entry into the agreement, Lind shall not have released the Assignor from its debt, obligations and liabilities under the Waiver and Amendment Agreement and that Bioasis and Midatech shall be jointly and severally liable to Lind for any debt, obligations and liabilities owed to Lind under the Waiver and Amendment Agreement.

Facilities

Bioasis operates in a virtual model through contract research organisations which reduces overheads and provides the company with flexibility in its ability to prosecute both its internal pipeline programmes and its partnered collaborations.

Bioasis is headquartered in New Haven, Connecticut.

Bioasis Special Meeting

Prior to Completion and as a condition of the Arrangement Agreement, Bioasis must obtain the Bioasis Securityholder Approval, in accordance with the Bioasis Articles, the Interim Order and the BCBCA.

Further Information on the Private Placement

As part of the Acquisition process, the Directors have considered the funding requirements for the execution of the Enlarged Group’s business plan following Completion. Taking account of Midatech’s existing resources and the Loan to be made to Bioasis following the announcement of the Acquisition (less existing indebtedness in Bioasis repayable on Completion and the costs associated with the Transactions), on Completion, the Board expects that the Enlarged Group would have an operational cash runway to Q4 2023.

Details of the Private Placement

The Private Placement will close contemporaneously with the completion of the Acquisition.

Pursuant to the terms of the Securities Purchase Agreement, the Private Placement is conditional upon, amongst other things:

•	the passing of the Resolutions at the General meeting;

•	all obligations, covenants and agreements of the Company and the Placee that are required to be performed at or prior to Completion shall have been performed;

•	there shall have been no material adverse change on the results of operations, assets, business, or condition (financial or otherwise) of the Company and its subsidiaries or if there is a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any documents to be entered into in connection with the Private Placement; and

•	trading in the ADSs or Ordinary Shares shall not have been suspended from trading on AIM or NASDAQ (as applicable).

Pursuant to the terms of the Securities Purchase Agreement, the Company agreed to reduce the exercise price of certain outstanding warrants previously issued to the Placee on 25 October 2019 and 20 May 2020 to US$1.00.

The Placing Shares upon Admission will be credited as fully paid and will rank pari passu in all respects with all other Ordinary Shares then in issue, including the right to receive all dividends or other distributions declared, paid or made on or after Completion.

The Placing Shares on Completion will be exchanged for ADSs.

There will be no offer to the public in the United Kingdom (including to the Company’s existing Shareholders generally) or the United States of ADSs or Ordinary Shares in connection with the Private Placement.

All Ordinary Shares issued in the Private Placement will not be registered under the Securities Act. Following the closing of the Private Placement the Company will be required to file a registration statement with the SEC to register such shares. All Existing Ordinary Shares which are not held by affiliates of the Company will be eligible for conversion into ADSs and resale in the U.S. Shareholders should consult their legal advisers as to whether they are affiliates of the Company for the purposes of US securities law.

All of the Directors and officers of Midatech and Bioasis have agreed, subject to limited exceptions, with Ladenburg not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Company’s ADSs, Ordinary Shares or such other securities for a period of 90 days following the date of effectiveness of the Registration Statement without the prior written consent of Ladenburg.

If a Shareholder holding Ordinary Shares wishes to sell them on NASDAQ, such Shareholder would need to convert those Ordinary Shares into ADSs by depositing such shares with the Custodian for the Depositary Bank against the issuance of the corresponding number of ADSs before selling the ADSs through a broker on NASDAQ in compliance with US securities law. Any Shareholder considering converting Ordinary Shares into ADSs should consult their stockbroker.

Placement Agency Agreement

Pursuant to the Placement Agency Agreement, Ladenburg has agreed to use its reasonable best efforts as agent of the Company to procure subscribers for the Placing Shares and the Placing Warrants at the Placing Price.

The Placement Agency Agreement contains certain representations, warranties and indemnities from the Company in favour of Ladenburg and is conditional, inter alia, upon:

•	all corporate proceedings and other legal matters in connection with the Placement Agency Agreement and the registration, sale and delivery of the Placing Shares and the Placing Warrants, which includes obtaining Midatech Shareholder Approval of the Resolutions at the General Meeting, shall have been completed or resolved in a manner reasonably satisfactory to Ladenburg; and

•	the delivery of certain documents to Ladenburg, including lock-up agreements executed by each of the Directors and a legal opinion from each of Brown Rudnick LLP (as legal advisors to the Company on English law) and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (as legal advisors to the Company on U.S. law) in connection with the allotment, issuance and sale of the Placing Shares and the Placing Warrants.

In accordance with the Placement Agency Agreement, the Company has agreed to pay Ladenburg a cash fee in an amount equal to 8% of the aggregate gross proceeds of the Private Placement and to issue to Ladenburg or its designees the Placement Agent Warrants equal to 4% of the total number of the New ADSs. The Company has also agreed to pay Ladenburg a management fee equal to 1% of the gross proceeds raised in the Private Placement and an expense allowance of up to US$85,000 for legal fees and other out-of-pocket expenses. The exercise price of the Placement Agent Warrants will be 125% of the Placing Price and shall terminate three years from the date of the offering of the Placement Agent Warrants.

The Placement Agency Agreement may be terminated without liability by Ladenburg by notice to the Company at any time on or prior to Completion if, inter alia, the Company fails to comply with its obligations under the Placement Agency Agreement, if there is a material adverse change on the results of operations, assets, business, or condition (financial or otherwise) of the Company and its subsidiaries or if there is a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any documents to be entered into in connection with the Private Placement.

Further Information on the AIM Cancellation

Following the AIM Cancellation, ADSs representing the Company’s Ordinary Shares will remain listed on NASDAQ and all public trading of securities in the Company will take place on that exchange. To sell Ordinary Shares on a public market following the AIM Cancellation, Shareholders will need to deposit their Ordinary Shares for delivery of ADSs, further details of which will be set out in the Circular.

Assuming Completion occurs, Shareholders will no longer be able to buy and sell Ordinary Shares on AIM following the AIM Cancellation, which is expected to take place two weeks after Completion.

As a company incorporated in England and Wales, the Company will continue to be subject to the requirements of the Companies Act 2006.

Following the AIM Cancellation taking effect, the Company will no longer be subject to the AIM Rules for Companies or be required to retain the services of an independent nominated adviser. The Company will also no longer be required to adopt the QCA Corporate Governance Code or be required to comply with the continuing obligations set out in the Disclosure and Transparency Rules (insofar as they currently apply to the Company) or, provided the Company’s securities remain outside the scope of the regulation, MAR. The Company will, however, continue to comply with all regulatory requirements for the NASDAQ listing of ADSs, including the NASDAQ Rules and all applicable rules and regulations of the SEC.

Shareholders who continue to hold Ordinary Shares following the AIM Cancellation will continue to be notified in writing of the availability of key documents on the Company’s website, including publication of annual reports and annual general meeting documentation. Holders of ADSs will be able to continue to access all such information via the Midatech website. Holders of Ordinary Shares and ADSs will both be eligible to receive any future dividends that may be declared.

Existing holders of ADSs in Midatech not also holding Ordinary Shares do not need to take any action with the respect to the AIM Cancellation.

Application of the Takeover Code following AIM Cancellation

Following the AIM Cancellation, as the Company will remain a public limited company incorporated and with its registered office in the United Kingdom but its securities will not be admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a stock exchange in the Channel Islands or the Isle of Man).The Takeover Code will only apply to the Company if it is considered by the Panel to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the Takeover Code may be different from the way in which it is applied by the United Kingdom tax authorities, HMRC. Under the Takeover Code, the Panel typically considers where the majority of the directors of the Company are resident, amongst other factors, for the purposes of determining where the Company has its place of central management and control.

Following Completion, three of the five directors of the Company will be resident in the United Kingdom and its place of central management and control is intended, for the time being, to remain in the United Kingdom. Accordingly, the Panel has confirmed that, following the AIM Cancellation, the Company will continue to be subject to the Takeover Code, and the Company and its Shareholders will therefore continue to have the benefit of the protections that the Takeover Code affords, including, but not limited to, the requirement that a person (together with any persons acting in concert with such person) who acquires an interest in Ordinary Shares carrying 30% or more of the voting rights in the Company or who increases an existing interest of not less than 30% but not more than 50% of the voting rights, must make a mandatory cash offer to all other shareholders at the highest price paid by such person (or person acting in concert with such person) in the 12 months before such acquisition.

Notwithstanding the above, the Company may cease to be subject to the Takeover Code in the future if there are any changes that lead to the Company being deemed to no longer have its place of central management and control in the United Kingdom, Channel Islands or the Isle of Man.

Shareholders should note that, if the Takeover Code ceases to apply to the Company in the future, they will not receive the protections afforded by the Takeover Code in the event that there is a subsequent offer to acquire their Ordinary Shares.

Pro Forma Consolidated Statement of Financial Position as at 30 June 2022 (unaudited)

The pro forma consolidated statement of financial position as at 30 June 2022 (unaudited) is available at: https://www.rns-pdf.londonstockexchange.com/rns/5848J_1-2022-12-13.pdf